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OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.10B of The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited (the “Company”) has published the “Announcement on Resolutions passed at the Ninth Meeting of the Six Session of the Supervisory Committee of China Southern Airlines Company Limited” on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei

Joint Company Secretaries

Guangzhou, the People’s Republic of China

26 March 2013

As at the date of this announcement, the Directors include Si Xian Min, Wang Quan Hua, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Li Shao Bin as executive Directors; and Gong Hua Zhang, Wei Jin Cai, Ning Xiang Dong and Liu Chang Le as independent non-executive Directors.

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Stock short name: China South Air	Stock Code: 600029	Notice No.: Lin 2013-007

ANNOUNCEMENT on resolutions passed at

the ninth MEETING of the SIX SESSION OF tHE SUPERVISORY COMMITTEE

OF

China Southern Airlines Company Limited

The supervisory committee of the Company (the “Supervisory Committee”) and all of its members confirm that the contents of this announcement do not contain misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

On 26 March 2013, China Southern Airlines Company Limited (the "Company") held the ninth meeting of the sixth session of the Supervisory Committee at the 3rd Conference Room, 4/F, Guangzhou Baiyun International Airport Southern Airlines Pearl Hotel. Five supervisors (the "Supervisors") are eligible to attend the meeting and four Supervisors attended the meeting. Supervisor Liang Zhong Gao, who did not attend the meeting because of business reasons, authorized Supervisor Yang Yi Hua to attend the meeting on his behalf. The meeting was held in compliance with the relevant provisions of the Company Law of the People's Republic of China, the Articles of Association of the Company and the Working Procedures of the Supervisory Committee.

The following resolutions were passed at the meeting:

I. considered and approved the full text and summary of the 2012 annual report and results announcement for the year 2012 (including financial statements prepared under the PRC accounting standards and the IFRSs);

II. considered and approved the profit distribution proposal of the year 2012;

Under the PRC accounting standards, as at 31 December 2012, after withdrawing the surplus reserve, the distributable profits of the Company amounted to RMB2,105 million. Under the IFRSs, after withdrawing the surplus reserve, the distributable profits of the Company amounted to RMB1,109 million.

The Board hereby proposed to declare a cash dividend of RMB490,878,350, or RMB0.50 per 10 shares (inclusive of applicable tax) based on the total number of 9,817,567,000 shares of the Company. The cash dividend is denominated and declared in RMB and payable in RMB to shareholders of A shares, and in HKD to shareholders of H shares. The profit distribution proposal is subject to approval by shareholders at the general meeting.

III. considered and approved the "Report of the Supervisory Committee for the Year 2012";

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The full text of the "Report of the Supervisory Committee for the Year 2012" is incorporated in the 2012 annual report of the Company, and it is to be submitted to the annual general meeting for the year 2012 for approval.

IV. considered and approved the "Special Report relating to the Deposits and Usage of the Funds Raised by China Southern Airlines Company Limited in 2012";

V. considered and approved the "Internal Control Appraisal Report of China Southern Airlines Company Limited for the Year 2012";

VI. considered and approved the "Corporate Social Responsibility Report of China Southern Airlines Company Limited for the Year 2012".

The Supervisory Committee reviewed the 2012 annual report prepared by the board of directors of the Company and formed the following opinions:

a. the preparation and approval procedures of the annual report were in compliance with the requirements under the applicable laws and regulations, articles of association of the Company and the relevant internal corporate governance rules and regulations of the Company;

b. the contents and format of the annual report were in compliance with the relevant requirements of China Securities Regulatory Commission and Shanghai Stock Exchange, and information disclosed therein reflected correctly the operational, management and financial status of the Company, without any false representation, misleading statement or material omission; and

c. none of the persons involved in the preparation and approval of the annual report has committed any action in breach of confidentiality requirements in respect of the annual report.

The Supervisory Committee of

China Southern Airlines Company Limited

26 March 2013

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